Mail Stop 6010

March 17, 2008

Bradley C. Holt
Chief Executive Officer
NP Capital Corp
818 A1A North, Suite 201
Ponte Vedra, FL 32082

      Re: **NP Capital Corp.**
              Amendment No. 2 to Registration Statement on Form S-1
              Filed March 5, 2008
              File No. 333-148155

Dear Mr. Holt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Risk Factors, page 5</u>

<u>The current status of our business…, page 6</u>

1.   Please correct the last sentence in this risk factor.

We will continue to be dependent…, page 14

2.   We note your changes to the Risk Factors portion of your prospectus in response
        to comment 3. Please continue to revise this section to reflect the current status of
        your business. For example, this risk factor indicates that you have business
        relationships with more than one supplier, even though your only supplier
        identified in your business description is Bangkok Solar Co. If there are others,
        expand the business disclosure to discuss them.

Management's Discussion and Analysis, page 20

Company Description and Overview, page 20

3.   Regarding the debenture sold to Mr. Cox, please disclose the discounts and
        alternate repayments, in accordance with Schedule "C" to exhibit 4.1. In addition,
        please disclose what, if any, efforts you have initiated to collect the overdue
        amount.

4.   We note your response to comment 16. Disclose that the balance due on the note
        is $97,500. Also explain that the company wrote down the note to $68,100 and
        the reasons for the reduction.

Business, page 25

Overview, page 25

5.   We note your response to comment 7. As you note, the agreement with Bangkok
        Solar contemplates the purchase of up to 20MW during the 12-month term.
        Please revise the inconsistent disclosure in the last sentence, which states that you
        may purchase from 1 to 20 MW "on a monthly basis."

6.   Provide additional disclosure so potential investors can evaluate the importance of
        this agreement. For example, disclose what the current market price is for one
        MW of solar modules in the U.S. market.

Management, page 28

7.   Revise footnote (1) on page 29 and the disclosure on page 31 to disclose when
        Mr. Holt's salary started and when the 1.8 million shares were issued to him.

8.   Ensure that your biographies are accurate and complete. We note, for example,
        that Mr. Fann is currently president and secretary of Fundstech Corp., according
        to its most recent public filings. Also, it is not clear whether Schedule D of
        Exhibit 4.1 accurately identifies the director who resigned from the Envortus
        board. Please confirm that this director was not David Fann, or refile the exhibit
        with correct disclosure.

Director & Officer Compensation, page 30

9.   Disclose on page 30 that the board granted David Surette one million shares in
        February, 2008, as stated in note 11 to your interim financial statements. Also
        revise the beneficial ownership table on page 32 to reflect the issuance.

Executive Compensation, page 31

10.   Please include Mr. Fann in your Summary Compensation Table. We note that he
        was your CEO during part of 2007. Include compensation paid to him for
        consulting fees.

11.   Expand the disclosure on page 31 to state the number of hours Mr. Surette works
        per week and his hourly fee.

Certain Relationships and Related Transactions, page 31

12.   Expand to disclose the related party transactions described in your financial
        statement footnotes.

Form SB-2 filed January 31, 2007

Report of Independent Registered Public Accounting Firm, page F-1

13.   Please have your auditor revise his report to refer to the restatement referred to on page F-10. See AU 561.06a for guidance. Also please tell us their consideration of dual dating their audit report.

Balance Sheets, page F-2

14.   Please refer to prior comment 27. Revise to clearly disclose the "accumulated deficit" as "deficit accumulated during the development stage" to comply with paragraph 11(a) of SFAS 7. Please also apply this comment to the balance sheet on page F-11.

15.   In this regard, we note that the stockholders' equity portion of the balance sheet does not agree to the restated financial information presented in Note 10 on page F-10. Please revise the balance sheet to conform. We will review the restated information when it is properly reflected in your financial statements. Please also apply this comment to your balance sheet on page F-11 as it does not agree to Note 10 on page F-20.

Statements of Operations, page F-3

16.   We note that the statement of operations for the periods "since inception to July 31, 2006" and "since inception to July 31, 2007" do not agree to the restated financial information presented in Note 10 on page F-10. Please revise the statement of operations to conform. Please also apply this comment to your statement of operation on page F-12 as it does not agree to Note 10 on page F-20.

Statement of Stockholders' Equity, page F-4

17.   We see that there are various mathematical and typographical errors presented in this statement. Please revise the statement to be mathematically accurate and to conform to the restated financial information included in Note 10 on page F-10. Also apply this comment to page F-13 as total stockholders equity at July 31, 2006 is not mathematically accurate.

Statements of Cash Flows, page F-5

18.   We note that you have restated your statements of operations for the periods of inception to July 31, 2006 and inception to July 31, 2007. Please revise the statement of cash flows for these periods to conform to the restated net loss presented in Note 10 on page F-10.

Note 10. Restatement, page F-10

19.   Please revise the filing to disclose the impact of the restatement on your
        statements of cash flows.

Statement of Stockholders' Equity, page F-13

20.   Please refer to prior comment 28. We note your response to our comment and
        revision to page F-4. However, please revise to provide details of the date of each
        share issuance and the basis for assigning amounts for each issuance of non-cash
        consideration as required by paragraph 11(d) of SFAS 7 consistent with the
        revisions made to page F-4.

Exhibits

21.   It appears that you have deleted the product pricing terms from paragraph 4.b. of
        the Bangkok Solar supply agreement. Please refile the agreement in its entirety.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with
        respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Kuhar at (202) 551-3662 or Branch Chief Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc: Stephen M. Fleming, Esq.
        Law Offices of Stephen M. Fleming, PLLC